Celtic Cross, Ltd
7230 Indian Creek Lane, Suite 201
Las Vegas, NV 89149

In connection with this response we acknowledge that Celtic Cross, Ltd. is responsible for the adequacy and accuracy of the disclosures in our filings with the SEC, thus staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filings. We acknowledge that staff comments may not be used as a defense by the Company or any person in any proceedings initiated by the Commission under the federal securities laws of the United States.

Respectfully,

/s/ Howard Bouch
Howard Bouch, President